15027501

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladstone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 Westbranch Dr., Ste 100
(No. and Street)

Mclean (City) VA (State) 22102-3210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Dellafiora
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd. (Address) Mclean (City) VA (State) 22102 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 31 2015
REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Dellafiora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladstone Securities, LLC, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Managing Principal, CCO

Title

Notary Public

MALINDA O. PLUMER NOTARY PUBLIC REG. #364234 MY COMMISSION EXPIRES 11/30/2016 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information

As of and for the Years Ended June 30, 2015 and 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
Gladstone Securities, LLC

In our opinion, the accompanying statements of financial condition and the related statements of operations, of member's equity, and of cash flows present fairly, in all material respects, the financial position of Gladstone Securities, LLC at June 30, 2015 and June 30, 2014 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company is a subsidiary of Gladstone Holding Corporation (the "Parent") which is a wholly-owned subsidiary of Gladstone Management Corporation. As disclosed in Note 6 to the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. Accordingly, the financial position and results of operations of the Company may not be the same as those that would have resulted from transactions among wholly unrelated parties.

Other Matter

The accompanying computation of Net Capital under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

August 27, 2015

PricewaterhouseCoopers LLP, 1800 Tysons Blvd, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Gladstone Securities, LLC
Statements of Financial Condition
As of June 30, 2015 and 2014

	June 30, 2015	June 30, 2014
Assets		
Current assets		
Cash and cash equivalents	$ 1,117,773	$ 1,659,174
Accounts receivable [1]	-	22,674
Prepaid expenses	21,519	20,502
Total current assets	1,139,292	1,702,350
Intangible assets	97,266	97,266
Total other assets	97,266	97,266
Total assets	$ 1,236,558	$ 1,799,616
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 60,235	$ 71,085
Due to affiliates [1]	442,398	127,265
Total liabilities [2]	502,633	198,350
Member's equity		
Member's equity	733,925	1,601,266
Total member's equity	733,925	1,601,266
Total liabilities and member's equity	$ 1,236,558	$ 1,799,616

[1] See Footnote 6 - *Related Party Transactions*

[2] See Footnote 5 - *Commitments and Contingencies*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Operations
For the Years Ended June 30, 2015 and 2014

	June 30, 2015	June 30, 2014
Revenues (Related Party)		
Investment banking fees	$ 2,043,604	$ 1,577,240
Securities trade commissions	804,573	201,717
Real estate advisory fees	212,465	210,583
Total revenues	3,060,642	1,989,540
Operating expenses		
Salaries and employee benefits	347,792	284,779
Broker-dealer securities trade commissions	726,408	208,702
Professional services	188,024	132,338
Taxes and licenses	51,524	56,107
Office expenses	11,208	13,046
Travel and meals	321	-
Rent	18,421	9,383
Telecommunications	17,302	10,136
Conferences	195	62
Insurance	40,788	37,272
Other operating expenses	26,000	3,755
Total expenses	1,427,983	755,580
Net income	$ 1,632,659	$ 1,233,960

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Member's Equity
For the Years Ended June 30, 2015 and 2014

Balance, June 30, 2013	867,306
Distributions to member	(500,000)
Net income	1,233,960
Balance, June 30, 2014	1,601,266
Distributions to member	(2,500,000)
Net income	1,632,659
Balance, June 30, 2015	$ 733,925

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Cash Flows
For the Years Ended June 30, 2015 and 2014

	June 30, 2015	June 30, 2014
Cash flows from operating activities		
Net income	$ 1,632,659	$ 1,233,960
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in accounts receivable [1]	22,674	(3,674)
(Increase) decrease in prepaid assets	(1,017)	3,845
(Decrease) increase in accounts payable and accrued expenses	(10,850)	42,835
Increase (decrease) in due to affiliate [1]	315,133	(40,298)
Net cash provided by operating activiites	1,958,599	1,236,668
Cash flows from financing activities		
Distributions to member	(2,500,000)	(500,000)
Net cash used in financing activites	(2,500,000)	(500,000)
Net (decrease) increase in cash and cash equivalents	(541,401)	736,668
Cash and cash equivalents, beginning of period	1,659,174	922,506
Cash and cash equivalents, end of period	$ 1,117,773	$ 1,659,174

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

1. Organization

Circadian Partners, LLC ("Circadian") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provided consulting, advisory and private placement services to alternative asset investment managers.

Circadian filed an application for registration as a limited purpose broker dealer under Section l5(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Board ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC"). Following FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC ("the Company").

The Company was capitalized as a sole member-managed limited liability company on December 4, 2009 by a $7,500 contribution from GMC. Subsequently, on January 1, 2010, Gladstone Holding Corporation ("Holding" or "the Parent") was created and ownership of the Company was transferred to Holding, at that time.

The Company is registered with the Securities and Exchange Commission and FINRA, and provides distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company also intends to raise private equity capital for nonaffiliated third-parties.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported

amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2015 and 2014 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Indefinite-lived assets are not subject to amortization and are tested for impairment annually. If the carrying amount exceeds the fair value an impairment charge is recognized in the amount equal to that excess. No impairment was recognized for either of the years ended June 30, 2015 or 2014.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with portfolio companies. Such fees are generally earned and received on the execution date of portfolio company transactions entered into by the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). During the years ended June 30, 2015 and 2014 the Company earned investment banking fee revenues of $2,043,604 and $1,577,240, respectively, from transactions entered into by Investment and Capital.

Securities Trade Commission Income

Securities trade commission income includes dealer manager and broker dealer commissions received for the Company's role in selling registered non-listed securities of an affiliated company, Gladstone Commercial Corporation ("Commercial").

The Company entered into an agreement with Commercial, effective March 25, 2011, wherein, the Company agreed to act as the exclusive dealer manager in connection with the registered non-listed securities offering, known as the senior common stock offering. Pursuant to the terms of the agreement, the Company earns a sales commission of 7.0% of the gross proceeds sold, plus a dealer manager commission of 3.0% of gross proceeds sold. The Company, in its sole discretion, may re-allocate any portion of the commissions received from the sale of Commercial's senior common stock. As per the agreement, Commercial has agreed to indemnify the Company against various liabilities, including certain liabilities arising under federal securities laws. Commissions earned in relation to these transactions totaled $804,573 and $201,717, respectively, for the years ended June 30, 2015 and 2014. Effective March 27, 2015 the Company terminated the agreement in accordance with the provisions contained therein.

Real Estate Advisory Fee Income

Real estate advisory fee income is earned from mortgage acquisition services provided by the Company to an affiliated entity. The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial pays the Company a financing fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from 0.5% to a maximum of 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third party brokers and market conditions. During the years ended June 30, 2015 and 2014 the Company earned income of $212,465 and $210,583, respectively, related to this agreement. The agreement is scheduled to terminate on August 31, 2016, unless renewed or earlier terminated pursuant to the provisions contained therein.

Private Placement Fee Income

Private placement fee income is derived from selling arrangements with private equity funds where the Company serves as placement agent. Such funds are typically offered through Regulation D offerings and have not been marketed to the general public. The Company is permitted to engage in such lines of business pursuant to its current membership agreement with FINRA. During the years ended June 30, 2015 and 2014 the Company did not participate in any such offerings and therefore earned no private placement fee income.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and Gladstone Holding Corporation. The Company has no obligation or commitment to fund any tax liability held by the U.S. Domestic Parent, Gladstone Holding Corporation.

3. Customer Transactions

The Company did not maintain any customer accounts during the years ended June 30, 2015 and 2014. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to limit its activities to the management of certain affiliate relationships of the Parent and raising private equity capital for nonaffiliated third-parties.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

The Company had net capital of $615,140 and $1,483,498 at June 30, 2015 and 2014, respectively, which was $581,631 and $1,470,275, respectively, in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2015 and 2014 was 81.7% and 13.4%, respectively.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2015 or

June 30, 2014. Additionally, there are no liabilities subject to subordination, and thus, the required *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an expense sharing agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company based on employee hourly activity. During the year ended June 30, 2015, the Company reimbursed GMC and Administration $186,186 and $215,995, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations. During the year ended June 30, 2014, the Company reimbursed GMC and Administration $139,540 and $162,952, respectively, for overhead and personnel expenses which are recorded in the *Statement of Operations.*

Additional affiliated entities include Capital, Investment and Commercial. The Company derives a significant portion of its revenues from transactions entered into by, or on behalf of, these affiliates. During the years ended June 30, 2015 and 2014 the Company earned revenues from affiliates as follows:

Affiliate	For the Year Ended June 30, 2015	For the Year Ended June 30, 2014
Capital	$ 803,884	$ 692,467
Investment	1,239,720	884,773
Commercial	1,017,038	412,300
	$ 3,060,642	$ 1,989,540

7. Distributions

The Company's Board of Managers declared and paid the following distributions during the years ended June 30, 2015 and 2014.

Declaration Date	Payment Date	Distribution	
August 14, 2013	August 20, 2013	$	500,000
Distributions declared during the year ended June 30, 2014		$	500,000
May 7, 2015	May 18, 2015	$	2,500,000
Distributions declared during the year ended June 30, 2015		$	2,500,000

8. Subsequent Events

Subsequent events have been evaluated through August 27, 2015, the issuance date of the financial statements.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2015 and 2014 — Schedule I

	June 30, 2015	June 30, 2014
Total aggregated indebtedness	$ 502,633	$ 198,350
Computation of Net Capital		
Members' equity	$ 733,925	$ 1,601,266
Non-allowable assets:		
Prepaid expenses	(21,519)	(20,502)
Organizational expenses / intangible assets	(97,266)	(97,266)
Net capital	$ 615,140	$ 1,483,498
Ratio of aggregated indebtedness to net capital	81.7%	13.4%
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregated indebtedness)	$ 33,509	$ 13,223
Minimum dollar net capital required for introducing broker dealer	$ 5,000	$ 5,000
Net capital required	$ 33,509	$ 13,223
Excess net capital	$ 581,631	$ 1,470,275

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS reports as of June 30, 2015 and 2014.

Gladstone Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2015 and 2014 **Schedule II**

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.